August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (303) 812-1445
H. Craig Clark
President and Chief Executive Officer
Forest Oil Corporation
707 17th Street
Suite 3600
Denver, Colorado 80202

> **Re: Forest Oil Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2007**
> **File No. 001-13515**

Dear Mr. Clark:

        We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

        In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Base Salary, page 12

1.   Although you have provided a general description of the factors the committee considered in making the salary adjustments for the named executive officers, you should specify the material factors the committee considered in making base salary adjustments for each named executive officer whose salary was increased. See Item 402(b)(1)(v) of Regulation S-K.

2.   Although you have identified the peer group of companies against which you benchmarked compensation, to provide context to your discussion, identify any targeted percentile ranges of compensation you established relative to your peer group as well as where the actual amount of compensation awarded for each element of compensation for each named executive officer fell relative to any targeted percentile range for a given year. Please see Item 402(b)(1)(v) and see generally Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentive Bonus, page 13

3.   Although you discuss generally the annual incentive bonus and describe the categories of financial and operational metrics that are considered in making awards under the AIP, you have not disclosed the actual financial and operational target in each category. Identify the specific performance and operational targets established within each of the five categories of metrics referenced on page 14. To the extent you believe that disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

4.   In your discussion of the AIP, you note that consideration is given to whether the individual's performance "merited a bonus". Similarly, in the discussion regarding base salary, you indicate that the performance of each named executive officer was reviewed. For each named executive officer, please revise to specify what considerations of individual performance factored into the actual compensation awarded during 2006. Additionally, provide further clarification of the importance assigned to individual performance in the overall consideration of the achievement of the operational and financial metrics referenced in your discussion. For example, if a particular operational goal is not met but individual

performance is considered to have been above average, how does consideration of individual performance factor into the resulting compensation awarded? Please clarify your disclosure accordingly. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

5.   You reference the newly established 2007 Stock Incentive Plan. Disclose the qualitative and quantitative targets considered in the administration of the 2007 Stock Incentive Plan.

6.   We direct you to Release 8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, revise to explain the material difference in the amount of the salary and equity awards you paid to Mr. Clark.

2006 Grants of Plan-Based Awards, page 20

7.   On page 14, you state that the committee set the threshold amount of the targeted AIP for 2006 at 25% of the target and that this amount represented the level at which payout amounts of the 2006 AIP started. Please revise the column (c) of the table to reflect this fact. Please see instruction 2 to Item 402(d) of Regulation S-K.

Potential Payments Upon Termination of Change in Control, page 24

8.   Although you disclose on page 17 some of the reasons for the provision of post-termination benefits, you should describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance arrangements. See Items 402(b)(1) (v) and 402(j)(3) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

H. Craig Clark
Forest Oil Corporation
August 21, 2007
Page 4 of 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor